Exhibit 99.1

Tiziana Life Sciences Announces Anti-CD3 mAb Research for the Treatment of Alzheimer’s Disease to be Presented by Dr. Howard Weiner at the International Conference on Alzheimer’s and Parkinson’s Disease and Related Neurological Disorders Conference in Sweden

●	Data shows reduction of microglia activation and improvement in behavior in rodent model of Alzheimer’s disease (AD)

●	Modulation of neuroinflammation may be synergistic to existing treatments in AD

NEW YORK, March 31, 2023 -- Tiziana Life Sciences Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company developing breakthrough immunomodulation therapies via novel routes of drug delivery, today announced that Dr. Howard Weiner will present positive data from a study of intranasal anti-CD3 monoclonal antibody in an animal model of Alzheimer’s disease on April 1, 2023 at the AD/PD 2023 International Conference on Alzheimer’s and Parkinson’s Diseases and Related Neurological Disorders in Gothenburg, Sweden.

Howard L. Weiner, M.D., Co-Director of the Ann Romney Center for Neurologic Diseases at Brigham and Women’s Hospital, a founding member of Mass General Brigham, and Chairman of Tiziana’s Scientific Advisory Board, stated, “I believe that the modulation of innate immunity via targeting microglia will play a synergistic role with the currently approved anti-amyloid Alzheimer’s treatments. Our research has demonstrated that intranasal rodent anti-CD3 mAb and intranasal fully human anti-CD3 mAb (foralumab) will decrease microglia activation in rodents and humans, respectively.”

“With the FDA approvals of aducanumab and lecanemab, there is a renewed focus on effective Alzheimer’s disease treatments and we have the potential to be a novel, first in class neuroinflammatory modulator ,” commented Gabriele Cerrone, Executive Chairman and interim Chief Executive Officer of Tiziana. “Our unique intranasal approach has the potential that does not target beta-amyloid or other proteins, but focuses on the neuroinflammatory process itself, which may be complementary or synergistic with existing treatments.”

“Dr. Weiner’s lab continues to be at the forefront of neuroinflammatory research and we are fortunate to have a collaboration with Brigham and Women’s Hospital to investigate the potential applications of foralumab,” stated Matthew W. Davis, M.D., RPh, Chief Medical Officer of Tiziana.

About Foralumab

Activated T cells play an important role in the inflammatory process. Foralumab, the only fully human anti-CD3 monoclonal antibody (mAb), binds to the T cell receptor and dampens inflammation by modulating T cell function, thereby suppressing effector features in multiple immune cell subsets. This effect has been demonstrated in patients with COVID and with multiple sclerosis, as well as in healthy normal subjects. Intranasal foralumab Phase 2 trials are expected to start in the third quarter of 2023 in patients with non-active SPMS. Immunomodulation by nasal anti-CD3 mAb represents a novel avenue for treatment of inflammatory human diseases.1

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal, oral and inhalation approaches in development have the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s lead candidate, intranasal foralumab, which is the only fully human anti-CD3 mAb, has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For further inquiries:

Tiziana Life Sciences Ltd

Paul Spencer, Business Development and Investor Relations
+44 (0) 207 495 2379
email: info@tizianalifesciences.com

Investors:

Irina Koffler
LifeSci Advisors, LLC
646.970.4681
ikoffler@lifesciadvisors.com

[1]	https://www.pnas.org/doi/10.1073/pnas.2220272120